Exhibit 21.1

MAGNOLIA OIL & GAS CORPORATION

Subsidiaries

Company	Jurisdiction of Organization
Magnolia Oil & Gas Parent LLC	Delaware

Magnolia Oil & Gas Intermediate LLC	Delaware

Magnolia Oil & Gas Operating LLC	Delaware

Magnolia Oil & Gas Finance Corp.	Delaware